August 22, 2006

Mail Stop 4561

Mr. Alfred P. West, Jr.
Chairman, Chief Executive Officer, and Director
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Re: SEI Investments Company
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 000-10200

Dear Mr. West:

We have reviewed your response letter dated August 17, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K, filed March 16, 2006

Consolidated Statements of Cash Flows, page 38

1. We note your response to comment 2 from our letter dated July 27, 2006. We continue to believe that cash flows for purchases of securities owned by SIDCO, your broker-dealer subsidiary, should be reflected as operating cash flows. Our conclusion is based upon the fact that you are accounting for this security as a trading security as evidenced by your separate classification on the balance sheet and your accounting policy described in note 3 for securities owned. Therefore, please revise your filing to present these cash flows as an operating activity cash flow.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

Sincerely,

Don Walker
Senior Assistant Chief Accountant